UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Adynxx, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00784D103
(CUSIP Number)

Michael LaGatta
TPG Global, LLC
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
(817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00784D103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,112,290 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 1,112,290 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,290 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*
The calculation assumes that 5,885,040 shares of Common Stock (as defined herein) are outstanding upon closing of the Merger (as defined herein), after giving effect to the one-for-six reverse stock split effectuated by the Issuer (as defined herein) on May 3, 2019, based on information in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2019.

CUSIP No. 00784D103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,112,290 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,112,290 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,290 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*
The calculation assumes that 5,885,040 shares of Common Stock are outstanding upon closing of the Merger, after giving effect to the one-for-six reverse stock split effectuated by the Issuer on May 3, 2019, based on information in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on January 24, 2019.

CUSIP No. 00784D103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS James Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,112,290 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,112,290 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,290 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*
The calculation assumes that 5,885,040 shares of Common Stock are outstanding upon closing of the Merger, after giving effect to the one-for-six reverse stock split effectuated by the Issuer on May 3, 2019, based on information in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on January 24, 2019.

Page 4 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Adynxx, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 100 Pine Street, Suite 500, San Francisco, California 94111.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“TPG Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”).  The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

TPG Group Advisors is the is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG Biotechnology GenPar IV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Biotechnology GenPar IV, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners IV, L.P., a Delaware limited partnership (“TPG Biotech IV”), which directly holds 1,112,290 shares of Common Stock.  Because of the relationship of TPG Group Advisors to TPG Biotech IV, TPG Group Advisors may be deemed to beneficially own the shares of Common Stock held by TPG Biotech IV.

Messrs. Bonderman and Coulter are sole shareholders of TPG Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to TPG Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Common Stock held by TPG Biotech IV.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock held by TPG Biotech IV except to the extent of their pecuniary interest therein.

The principal business of TPG Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of TPG Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of TPG Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Items 2, 3 and 5 of this statement is incorporated by reference in its entirety into this Item 4.

On October 11, 2018, the Issuer (then named “Alliqua Biomedical”) entered into an Agreement and Plan of Merger and Reorganization, as amended and supplemented from time to time (the “Merger Agreement”), with Embark Merger Sub, Inc. (“Merger Sub”) and Adynnx, Inc. (“Prior Adynxx”), pursuant to which Merger Sub merged with and into Prior Adynxx, with Prior Adynxx surviving as a wholly owned subsidiary of the Issuer, which was re-named “Adynxx, Inc.” (the “Merger”).  Following the completion of the Merger, the business conducted by Prior Adynxx became primarily the business conducted by the Issuer.

Under the terms of the Merger Agreement, (i) at the closing of the Merger, the shares of preferred stock of Prior Adynxx and certain series of convertible notes of Prior Adynxx converted into Prior Adynxx common stock and (ii) the Issuer issued shares of Common Stock to Prior Adynxx’s stockholders at an exchange rate of 0.0359 shares of Common Stock in exchange for each share of Prior Adynxx common stock outstanding immediately prior to the Merger.  Accordingly, (i) the 28,726,460 shares of Series B Preferred Stock of Prior Adynxx (the “Prior Adynxx Preferred”) held by TPG Biotech IV before the Merger were converted into Prior Adynxx common stock and then into 1,031,279 shares of Common Stock; and (ii) the $650,000 aggregate principal amount of convertible notes of Prior Adynxx (the “Prior Adynxx Notes”) held by TPG Biotech IV before the Merger were converted into Prior Adynxx common stock and then into 81,011 shares of Common Stock.  The purchase of the Prior Adynxx Preferred and Prior Adynxx Notes had been funded by equity contributions of the limited partners of TPG Biotech IV.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Merger Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which has been filed as Exhibit 2 and is incorporated herein by this reference.

Page 6 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b)  The following disclosure assumes that 5,885,040 shares of Common Stock are outstanding upon closing of the Merger, after giving effect to the one-for-six reverse stock split effectuated by the Issuer on May 3, 2019, based on information in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on January 24, 2019.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 1,112,290 shares of Common Stock, which constitutes approximately 18.9% of the outstanding shares of Common Stock.

(c)  Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Agreement and Plan of Merger and Reorganization, dated as of October 11, 2018, as amended and supplemented from time to time, by and among Alliqua BioMedical, Inc., Embark Merger Sub, Inc. and Adynxx, Inc. (incorporated herein by reference to Annex A and Annex B to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on January 24, 2019).

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2019

TPG Group Holdings (SBS) Advisors, Inc.

By:	/s/ Michael LaGatta
Name: Michael LaGatta
Title: Vice President

David Bonderman

By:	/s/ Brad Berenson
Name: Brad Berenson, on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Brad Berenson
Name: Brad Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Stephen D. Rose	Assistant Treasurer

INDEX TO EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Agreement and Plan of Merger and Reorganization, dated as of October 11, 2018, as amended and supplemented from time to time, by and among Alliqua BioMedical, Inc., Embark Merger Sub, Inc. and Adynxx, Inc. (incorporated herein by reference to Annex A and Annex B to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on January 24, 2019).